UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

COMMISSION FILE NUMBER: 000-49883

A. Full title of the plan and address of the plan, if different from that of issuer named below:

Plumas Bank
401 (k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Plumas Bancorp

35 S. Lindan Avenue
Quincy, CA 95971

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.

The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2017, prepared in accordance with the financial reporting requirements of ERISA.

 PLUMAS BANK

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2017 and 2016

PLUMAS BANK 401(k) PROFIT SHARING PLAN

Quincy, California

FINANCIAL STATEMENTS

December 31, 2017 and 2016

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

Plumas Bank 401(k) Profit Sharing Plan

Quincy, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Plumas Bank 401(k) Profit Sharing Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, and as well as evaluating the overall presentation of the financial statements.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Supplemental Information

The supplemental information contained in the 2017 supplemental schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

/s/ Vavrinek, Trine, Day & Co., LLP

Laguna Hills, California

June 22, 2018

1.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016

ASSETS

Investments:
Investments at fair value (Note 4)	$12,876,535	$10,032,640
Investments at contract value (Note 3)	817,214	1,114,755
Total Investments	13,693,749	11,147,395
Receivables:
Notes receivable from participants	88,214	139,145

Net assets available for benefits	$13,781,963	$11,286,540

See accompanying notes to financial statements.

2.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2017 and 2016

	2017	2016

ADDITIONS

Investment income:
Net appreciation in fair value of investments	$2,013,384	$1,673,478
Interest and dividends	162,011	121,521

Net investment income	2,175,395	1,794,999

Interest income on notes receivable from participants	4,632	5,383

Contributions:
Employer	149,882	114,063
Participant	782,820	702,973

	932,702	817,036
Total additions	3,112,729	2,617,418

DEDUCTIONS

Benefits paid to participants	614,141	858,734
Administrative expense	3,165	10,762

Total deductions	617,306	869,496

Net increase	2,495,423	1,747,922

Net assets available for benefits:
Beginning of year	11,286,540	9,538,618

End of year	$13,781,963	$11,286,540

See accompanying notes to financial statements.

3.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plumas Bank (the "Bank") 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. All participant contributions and earnings thereon are 100% vested. Participants are automatically enrolled on the first day of the month following the date the participant meets eligibility requirements.

Employer Contributions

During 2017, the Company’s contribution totaled $149,882 consisting of a matching amount of 30% of the employee’s contribution up to a total of 2.4% of the employee’s compensation. During 2016, the Bank’s contribution consisted of a matching amount of 25% of the employee’s contribution up to a total of 2% of the employee’s compensation totaling $114,063. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan. During 2017 and 2016 the Bank did not make any discretionary contributions. Bank contributions are subject to certain IRC limitations. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Service	Percentage Vested

2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Bank's matching and discretionary contributions and Plan earnings and is charged with withdrawals and an allocation of Plan losses and investment management fees. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

4.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at prevailing market rates at the time of borrowing. Principal and interest are paid through payroll deductions.

Payment of Benefits

On termination of employment or other reasons specified by the Plan, a participant may elect to receive a lump sum payment, a part lump sum payment and part installment payments, or installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant's life expectancy or the joint life expectancy of the participant or participant's beneficiary. As of December 31, 2017 and 2016, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Forfeitures from the nonvested portion of terminated employees' account balances can be used to reduce employer contributions in the following plan year or can be used to pay administrative expenses. No forfeitures were used to offset plan expenses during the years ended December 31, 2017 and 2016, respectively.

Administrative Costs

During 2017 and 2016 all administrative costs were paid by the Participants.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants will become fully vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from these estimates.

5.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Delinquent participant loans are recorded as benefits paid to participants based upon the terms of the plan document.

Risks and Uncertainties

The Plan utilizes various investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - INVESTMENT IN CONTRACT WITH INSURANCE COMPANY

At December 31, 2017 and 2016, the Plan has an investment in a fully benefit-responsive Group Annuity contract with Principal Life Insurance Company (Principal; Issuer) which is reported at contract value in the statements of net assets available for benefits. Under the terms of the contract, the contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

6.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 3 - INVESTMENT IN CONTRACT WITH INSURANCE COMPANY (Continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. In the event that the Plan Sponsor terminates the contract and requests an immediate payout, the contract payout would be subject to a 5% termination fee. The plan administrator does not believe that the occurrence of any other such contract value events, which would limit the Plan's ability to transact at contract value with participants, is probable. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The crediting interest rate of the contract is based on a formula agreed upon with the issuer, as defined in the contract agreement, but cannot be less than zero. Such interest rates are reviewed and reset on semi-annual basis. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

7.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the actual date the event or change in circumstances that caused the transfer.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company Common Stock: The fair value of Plumas Bancorp common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Mutual Funds: The fair values of mutual fund investments are valued at the NAV of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2017

Common stock of Plan Sponsor	$2,730,153	$2,730,153	$-	$-
Money Market Fund	47,091	47,091
Mutual Funds	10,099,291	10,099,291
Total investments at fair value	12,876,535	$12,876,535	$-	$-
Investments at contract value	817,214
Total Investments	$13,693,749

8.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2016

Common stock of Plan Sponsor	$2,277,587	$2,277,587	$-	$-
Money Market Fund	38,594	38,594
Mutual Funds	7,716,459	7,716,459
Total investments at fair value	10,032,640	$10,032,640	$-	$-
Investments at contract value	1,114,755
Total Investments	$11,147,395

NOTE 5 - CONCENTRATION OF INVESTMENTS

At December 31, 2017 and 2016, the Plan held investments in Plumas Bancorp common stock, representing approximately 20% of net assets available for benefits.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2017 and 2016, the Plan's investments in Plumas Bancorp common stock (a related party) are as follows:

	December 31,
	2017	2016

Number of shares	117,679	119,873
Fair value, based on quoted market values	$2,730,153	$2,277,587

Certain Plan investments are managed by Principal. Principal is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $3,166 and $10,762 for the years ended December 31, 2017 and 2016, respectively and were included as a reduction of the return earned on each fund. Notes receivable from participants also reflect party-in-interest transactions.

NOTE 7 - FEDERAL INCOME TAX STATUS

The Plan obtained a favorable determination letter, dated May 8, 2015, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the Internal Revenue Code (IRC). Previous to this the Plan was operating under an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code.

9.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 7 - FEDERAL INCOME TAX STATUS (Continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2014.

10.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK 401(k) PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 95-3520374

PLAN NUMBER:  001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

(a)		(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost(1)	(e) Value
		MUTUAL FUNDS:
		T. Rowe Price/Brown Advisory LargeCap Growth I R5 Fund	108,065.31	Shares		$1,505,350
		Capital Research and Mgnt Co. AM FDS EuroPacific Growth R3 Fund	22,630.43	Shares		1,246,710
*		Principal Global Investors - Capital Appreciation R5 Fund	19,528.43	Shares		1,216,621
		LA Capital Mgmt./ Victory MidCap Value I R5 Fund	56,708.31	Shares		849,490
		Janus Henderson Enterprise S Fund	7,268.25	Shares		832,796
*		Principal LifeTime 2020 R5 Fund	49,151.75	Shares		695,989
*		Principal LifeTime 2030 R5 Fund	45,771.60	Shares		674,673
*		Principal Global Investors - Income R5 Fund	61,320.75	Shares		586,840
*		Principal Global Investors. LargeCap S&P 500 Index R5 Fund	18,942.28	Shares		336,226
*		Principal LifeTime 2025 R5 Fund	29,429.44	Shares		336,084
		Delaware Small Cap Value A	3,979.76	Shares		262,425
*		Principal Global Investors - Equity Income R5 Fund	8,290.91	Shares		260,666
		Oppenheimer Developing Markets A Fund	5,536.11	Shares		241,153
		JP Morgan High Yield A Fund	31,694.09	Shares		233,585
*		Principal Global Investors. SmallCap S&P 600 Index R5 Fund	7,544.97	Shares		211,486
*		Principal LifeTime 2045 R5 Fund	9,174.71	Shares		116,427
*		Principal LifeTime 2040 R5 Fund	7,234.51	Shares		113,148
*		Principal Global Investors. MidCap S&P 400 Index R5 Fund	4,550.69	Shares		100,297
*		Principal LifeTime 2035 R5 Fund	7,004.29	Shares		85,663
*		Principal LifeTime Strategic Income R5 Fund	5,995.98	Shares		74,110
		Vanguard Fed Money Market Inv Fund	47,090.93	Shares		47,091
*		Principal LifeTime 2055 R5 Fund	2,278.24	Shares		30,642
*		Principal LifeTime 2050 R5 Fund	1,915.96	Shares		29,927
*		Principal LifeTime 2060 R5 Fund	1,733.04	Shares		24,471
		Eagle Small Cap Growth A Fund	337.60	Shares		20,121
*		Principal LifeTime 2015 R5 Fund	1,398.49	Shares		14,391

		STOCK:
*		Plumas Bancorp Common	117,679.01	Shares		2,730,153

		INVESTMENT CONTRACT:
*		Principal Fixed Income Guaranteed Option				817,214

		RECEIVABLES:
*		Notes Receivable from Participants	Interest rates from 4.25% - 5.25% and maturity dates from 2018 through 2022			88,214
						$13,781,963

	(1)	Cost is not required for participant-directed investments
	*	Party-in-interest to the Plan.

11.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan
(Name of Plan)

Date: June 22, 2018	/s/ Richard L. Belstock
Richard L. Belstock
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Independent Registered Public Accountant’s Consent for the audit of year ended December 31, 2017 dated June 22, 2018.